

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Chong Jiexiang Aloysius
Chief Executive Officer
Simpple Ltd.
71 Ayer Rajah Crescent
#03-07
Singapore 139951

      Re: Simpple Ltd.
          Amendment No. 3 to Registration Statement on Form F-1
          Filed July 12, 2023
          File No. 333-271067

Dear Chong Jiexiang Aloysius:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 Filed July 12, 2023

Business
Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 62

1.   Please revise to reflect any milestones for 2023 and beyond and file any new agreement or amendment to the Distribution Agreement as an exhibit. Also, we note that you have removed references to your "exclusive" distribution rights under the Distribution Agreement. Please disclose specifically if you have lost such exclusivity rights and if so, how you expect such loss will impact your business, results of operations, and any foreseeable trends. Also, please revise your risk factors to explain the material risks associated with a loss of exclusivity rights under the Distribution Agreement.

       Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Trade & Services

cc: Lawrence S. Venick